

July 16, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

      Re: Learn SPAC HoldCo, Inc.
            Amendment No. 3 to the Registration Statement on Form S-4
            Filed June 18, 2024
            File No. 333-276714

Dear Robert J. Hutter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4
Summary of the Proxy Statement
Innventure LLC, page 3

1.   Please include disclosure here, similar to your response to prior comment 3 and disclosure at page 164, that, as part of its new "Disruptive Conglomerate model," Innventure intends to retain majority (or sole ownership) of the Innventure operating companies.

Risk Factors
If Inventure is deemed to be an investment company, page 51

2.   We note your response, and we are continuing to consider your response on your Investment Company status. We may have further comment.

There is uncertainty regarding Innventure's ability to maintain liquidity, page 53

3.   Please update to also discuss the going concern opinion as of December 31, 2023, or advise.

Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 106

4.   We note your response to prior comment 2. Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW's officers and directors have at risk, if material, that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW's officers and directors are awaiting reimbursement, if applicable, or advise. Please ensure that such disclosure provides an overall aggregate dollar amount that the officers and directors have at risk as well as a separate breakdown of what such aggregate amount consists of.

Management's Discussion and Analysis of Financial Condition
Liquidity and Capital Resources
Going Concern, page 187

5.   We note your statement that Innventure may have to consider supplementing its available sources of funds through several sources which may include the ESG Fund. We also note your statement on page 99 in the disclosure on the background of the business combination, that the ESG Fund would not be part of the business combination and the $65 million value attributed to the ESG Fund would be excluded from the Innventure contribution to the business combination. Please revise your disclosure to clarify how Innventure will use the ESG Fund as a source of liquidity if the ESG Fund is not part of the assets being contributed. Please also clarify throughout, including the post-closing structure at page 2, how the ESG Fund relates to the post-closing structure depiction, including if Innventure will continue to earn management fees for providing investment management services to the ESG Fund.

Exhibits

6.   Please include the AFX Operating Agreement referenced in your response to our prior comment 3, or advise.

7.   We note that exhibits 10.17, 10.18 and 10.32 have an asterisk accompanying the exhibit number indicating that certain portions of the exhibit have been omitted pursuant Rule 601(b)(10). Please clarify to refer to Item 601(b)(10) of Regulation S-K. Please also include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Refer to Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John W. Stribling